FORM 6K-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


For the period January 9, 2007
Commission File Number:  0-28542

                             ICTS International N.V.
                             -----------------------
                 (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  ___X__                  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes _____ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Item 4.01 Changes in Registrant's Certifying Accountant.


ICTS International N.V. ("the Company") appointed MHM Mahoney Cohen CPAs as the Company's new auditor on January 8, 2009. The Company's audit committee approved the engagement of the successor firm of MHM Mahoney Cohen CPAs. The Company was notified that the shareholders of Mahoney Cohen & Company, CPA, P.C. ("MC"), became shareholders of Mayer Hoffman McCann P.C pursuant to an asset purchase agreement. The New York practice of Mayer Hoffman McCann P.C. now operates under the name MHM Mahoney Cohen CPAs. MHM Mahoney Cohen is registered with the PCAOB [See Exhibit 99 attached hereto and made a part hereof].


During the Company's two most recent fiscal years ended December 31, 2007 and December 31, 2006, and through the date of this Current Report on this Form 6-K, the Company did not consult with MHM Mahoney Cohen CPAs regarding any of the matters or reportable events set forth in Item 304 (a)(2) (i) and (ii) of Regulation S-K.

The audit reports of MC were based on the consolidated financial statements of the Company as of and for the years ended December 31, 2007 and 2006 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified except that both reports included emphasis paragraphs relating to an uncertainty as to the Company's ability to continue as a going concern and regarding other uncertainties.

In connection with the audits of the Company's consolidated financial statements for each of the fiscal years ended December 31, 2007 and December 31, 2006 and through the date of this Current Report on Form 6-K, there were (i.) no disagreements between the Company and MC on any matters of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of MC, would have caused MC to make reference to the subject matter of the disagreement in their reports on the Company's financial statements for such years or for any reporting period since the Company's last fiscal year end and (ii) no reportable events within the meaning set forth in Item 304 (a)(1)(v) of Regulation S-K were noted, except in 2006 the Company reported material weaknesses as noted on Item 15 of Form 20-F for the year ended December 31, 2006 filed July 17, 2007. These matters were remediated in 2007.


The Company has provided MC a copy of the disclosures in this Form 6-K and has requested that MC furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not MC agrees with the Company's statements in this Item 4.01. A copy of the letter dated April 17, 2009 furnished by MC in response to that request is filed as Exhibit 16 to this Current Report on Form 6-K.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         ICTS INTERNATIONAL N.V.



                                         By: /s/ Avraham Dan
                                             ---------------

                                         Avraham Dan, Managing Director


Dated: April 17, 2009